Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858
January 15, 2021	direct dial 202 508 5893 direct fax 202 204 5616 gbronstein@kilpatricktownsend.com

VIA EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	William Penn Bancorporation
Pre-Effective Amendment No. 2 to Registration Statement on Form S-1
Filed January 13, 2021
File No. 333-249492

Dear Sir or Madam:

On behalf of William Penn Bancorporation (the “Company”), enclosed for filing is Pre-Effective Amendment No. 3 to the above referenced Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 filed on January 13, 2021 ( “Amendment No. 2”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on January 14, 2021 with respect to Amendment No. 2. To aid in your review, we have repeated the staff’s comment followed by the Company’s response and indicated where the Amended Registration Statement has been revised in response to such comment.

Amendment No. 2 to Registration Statement on Form S-1

General

1.	We note your response to our comment issued December 23, 2020 and we re-issue the comment in part. As you are registering the participation interests and the underlying plan securities, your legal opinion should separately address the participation interests. Refer to Staff Legal Bulletin No. 19 at II.B.1.f, and related footnote 23.

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

January 15, 2021

Response to Comment No. 1:

Please see the revised legal opinion included as Exhibit 5.0 to the Amended Registration Statement.

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If you have any questions or further comments on the Amended Registration Statement, please contact the undersigned at 202.508.5893.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Gary R. Bronstein

Gary R. Bronstein

Enclosures

cc:	Julie Griffith, U.S. Securities and Exchange Commission
Susan Block, U.S. Securities and Exchange Commission
Kenneth J. Stephon, William Penn Bancorporation
Stephen F. Donahoe, Kilpatrick Townsend & Stockton LLP